Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel:	604 247 4400
Fax:	604 247 0512

News Release

February 29, 2008

Catalyst Paper announces details of Rights Offering

Vancouver, British Columbia – Catalyst Paper Corporation (TSX:CTL) announced today that is has filed a final short form prospectus in each of the provinces of Canada and a registration statement on Form F-10 with the Securities and Exchange Commission in the United States (which has been declared effective) relating to its previously announced Rights Offering for gross proceeds of approximately C$125.3 million.  Under the Rights Offering, each holder of record of Catalyst common shares as of the close of business on the record date of March 11, 2008 will receive one Right for each common share held.

Each 1.285 Rights will entitle the holder to purchase one Subscription Receipt of Catalyst for an exercise price of $0.75 per Subscription Receipt (the Basic Subscription Privilege) prior to 5:00 p.m. (Eastern) on April 7, 2008.  Holders who have exercised their Basic Subscription Privilege in full will be entitled to subscribe for additional Subscription Receipts at the same exercise price (the Additional Subscription Privilege).  To the extent the Rights Offering is over-subscribed, additional Subscription Receipts will be allocated among exercising holders in the manner described in the Prospectus.

Each Subscription Receipt will be exchanged for one common share of Catalyst, without additional consideration, upon completion of the Snowflake Acquisition.  The gross proceeds from the Rights Offering will be held by CIBC Mellon Trust Company pending completion of the Snowflake Acquisition.  If the Snowflake Acquisition is not completed on or before June 16, 2008 or, in certain other events, the Subscription Receipts will be cancelled and the gross proceeds returned to holders of the Subscription Receipts.  The Subscription Receipts have been conditionally approved for listing on the Toronto Stock Exchange (TSX).

The Rights will be listed on the TSX and the common shares will begin trading ex-Rights on the TSX on March 7, 2008.  A copy of the Prospectus and, in the case of eligible holders, Rights Certificates representing the Rights to which they are entitled will be mailed to Catalyst shareholders following the Record Date.  The Rights will be exercisable prior to 5:00 p.m. (Eastern) on April 7, 2008.  If not exercised prior to such time, the Rights will have no value.

BMO Nesbitt Burns Inc. and Genuity Capital Markets will act as joint Dealer Managers in connection with the Rights Offering.

The Rights Offering is supported by Third Avenue International Value Fund (TAVIX), the Company’s largest shareholder, pursuant to an Oversubscription Agreement and by the backstop obligations of BMO Nesbitt Burns Inc. and Genuity Capital Markets (jointly, the “Standby Purchasers”) pursuant to a Standby Purchase Agreement.  TAVIX has agreed in the Oversubscription Agreement to exercise its Basic Subscription Privilege in full and, if the Rights Offering is undersubscribed, to exercise its Additional Subscription Privilege to subscribe for Subscription Receipts, including any such Subscription Receipts to be acquired under its Basic Subscription Privilege, having an aggregate subscription price of up to $62.5 million.  To the extent that doing so will not result in the Company deriving less than the full $125 million in the Rights Offering, the obligation of TAVIX to subscribe for additional Subscription Receipts (above its commitment to exercise in full its Basic Subscription Privilege) may be reduced under limited circumstances as set forth in the Oversubscription Agreement.  Under the Standby Purchase Agreement, the Standby Purchasers have agreed to purchase any Subscription Receipts which have not been subscribed for under the Rights Offering (including any Subscription Receipts subscribed for by TAVIX under the Oversubscription Agreement), up to a maximum aggregate amount of $62.5 million.  The obligations of the Standby Purchasers under the Standby Purchase Agreement are subject to the satisfaction of certain conditions on or before April 21, 2008.

The proceeds of the Rights Offering will be used to fund a portion of the purchase price of the Snowflake Acquisition.  As previously announced, Catalyst has entered into an Asset and Stock Purchase Agreement dated February 10, 2008 with Abitibi Consolidated Sales Corporation, a subsidiary of Abitibi Bowater Inc., in connection with the purchase by Catalyst of certain newsprint assets located in Snowflake, Arizona and the issued and outstanding common shares of capital stock of The Apache Railway Company (together, the Snowflake Acquisition) for a cash purchase price of US$161 million, subject to certain closing adjustments.  The completion of the Snowflake Acquisition is subject to certain terms and conditions including the receipt of all required regulatory approvals.  It is anticipated that the Snowflake Acquisition will be completed in the second quarter of 2008.

As noted in the Prospectus, the Rights Offering is being made to holders of Catalyst common shares in all of the provinces of Canada and in certain states of the United States (the Eligible Jurisdictions).  Holders resident in jurisdictions other than the Eligible Jurisdictions will not be mailed Rights Certificates unless they are able to establish to the Company on or before March 28, 2008 that they are Exempt US Institutions or Approved Eligible Holders, as more particularly described in the Prospectus.  Rights of holders resident in jurisdictions other than the Eligible Jurisdictions who do not so satisfy the Company prior to March 28, 2008 will be sold by CIBC Mellon Trust Company over the facilities of the TSX and the net proceeds distributed to such holders.

Further details concerning the Rights Offering and the procedures to be followed by holders are contained in the Prospectus.  Copies of the Prospectus may be obtained from the Dealer Managers or are available under the Company’s name at www.sedar.com or www.sec.gov.

A United States registration statement relating to the rights, subscription receipts, standby subscription receipts and the common stock issuable upon the deemed exercise of the subscription receipts and standby subscription receipts has become effective with the United States Securities and Exchange Commission.  This press release shall not constitute an offer to sell or the solicitation of an offer to purchase any of these securities of Catalyst.  No offer to sell, solicitation of an offer to purchase, or sale of these securities of Catalyst will be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For more information:

Investors	Media
David Smales, Vice President, Finance	Lyn Brown, Vice President
& Chief Financial Officer	Corporate Relations & Social Responsibility
(604) 247-4011	(604) 247-4713